Exhibit (c)

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

February 25, 2024

The Special Committee of the Board of Directors
NGM Biopharmaceuticals, Inc.
333 Oyster Point Boulevard South

San Francisco, CA 94080

Members of the Special Committee:

We understand that Atlas Neon Parent, Inc. (“Parent”), an affiliate of The Column Group, LLC (“TCG”), Atlas Neon Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and NGM Biopharmaceuticals, Inc. (“NGM”) intend to enter into an Agreement and Plan of Merger to be dated as of February 25, 2024 (the “Agreement”) pursuant to which (i) Merger Sub will commence a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of NGM (the “Shares” and, such tender offer, the “Offer”), other than Shares (the “Rollover Shares”) owned by the Rollover Stockholders (as defined in the Agreement), at a price of $1.55 per Share in cash (the “Offer Price”) and (ii) following consummation of the Offer, (a) Merger Sub will merge with and into NGM (the “Merger” and, taken together with the Offer as an integrated transaction, the “Transaction”) and NGM will become a wholly owned subsidiary of Parent and (b) pursuant to the Merger, each Share will be converted into the right to receive the Offer Price without interest (the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Offer Price and the Merger Consideration to be received by the holders of Shares (other than (i) Shares owned by NGM immediately prior to the effective time of the Merger, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the effective time of the Merger, (iii) Appraisal Shares (as defined in the Agreement) and (iv) Rollover Shares) are fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have:

■	Reviewed a draft of the Agreement dated as of February 25, 2024;

■	Reviewed certain publicly available business and financial information regarding NGM;

■	Reviewed certain non-public business and financial information regarding NGM’s business, products, product candidates, intellectual property and future prospects (including certain probability-adjusted financial projections for NGM on a stand-alone basis for the years ending December 31, 2024 through December 31, 2044 (the “NGM-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for our use by NGM’s senior management (collectively, the “NGM-Provided Information”);

The Special Committee of the Board of Directors
NGM Biopharmaceuticals, Inc.
February 25, 2024

■	Discussed with NGM’s senior management their views of NGM’s business, operations, historical and projected financial results, liquidity, funding needs, access to capital and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in NGM) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

■	Performed financing-adjusted discounted cash flow analyses based on the NGM-Provided Financial Projections;

■	Reviewed the acquisition premia for certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

■	Reviewed the historical prices and trading activity of the Shares; and

■	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

■	We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with NGM (including, without limitation, the NGM-Provided Information) or obtained from public sources, data suppliers and other third parties.

■	We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the NGM-Provided Information), (ii) express no view or opinion regarding (a) the reasonableness or achievability of the NGM-Provided Financial Projections, any other estimates or any other forward-looking information provided by NGM or the assumptions upon which any of the foregoing are based or (b) the reasonableness of the probability and financing adjustments reflected in the NGM-Provided Financial Projections and (iii) have relied upon the assurances of NGM’s senior management that they are unaware of any facts or circumstances that would make the NGM-Provided Information incomplete, inaccurate or misleading.

■	We (i) (a) have been advised by NGM’s senior management, and have assumed, that the NGM-Provided Financial Projections (including the probability and financing adjustments reflected therein) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of NGM’s senior management as to the expected future performance of NGM on a stand-alone basis and (b) have assumed that the NGM-Provided Financial Projections have been reviewed by the Special Committee of the Board of Directors of NGM (the “Special Committee”) with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) have assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties are reasonable and reliable.

The Special Committee of the Board of Directors
NGM Biopharmaceuticals, Inc.
February 25, 2024

During the course of our engagement, we were asked by the Special Committee to solicit indications of interest from various potential third-party transaction counterparties regarding a potential extraordinary corporate transaction with or involving NGM, and we have considered the results of such solicitation process in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of NGM or any other entity or the solvency or fair value of NGM or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of NGM’s senior management and other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to NGM or its securityholders.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) NGM, Parent and Merger Sub will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of NGM, Parent and Merger Sub contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on NGM, Parent, Merger Sub or the Transaction in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the Shares or other securities or financial instruments of or relating to NGM may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on NGM, any such other securities or financial instruments, the Transaction or the financing thereof or (iii) the impact of the Transaction on the solvency or viability of NGM or the ability of NGM to pay its obligations when they come due.

We have acted as a financial advisor to the Special Committee in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the rendering of our opinion. In addition, NGM has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

The Special Committee of the Board of Directors
NGM Biopharmaceuticals, Inc.
February 25, 2024

As previously disclosed, aside from our current engagement by the Special Committee, we have not been previously engaged during the past two years by NGM, nor have we been previously engaged during the past two years by TCG or Parent, to provide financial advisory or investment banking services for which we received fees. We may in the future seek to provide NGM, TCG and Parent and their respective affiliates with financial advisory and investment banking services unrelated to the Transaction, for which services we would expect to receive compensation.

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to NGM, TCG, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to NGM, TCG, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies. Furthermore, we and our affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in NGM, TCG, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to NGM, TCG, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies and the Transaction that differ from the views of our investment banking personnel.

Our opinion has been provided to the Special Committee (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price and the Merger Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Shares in connection with the Transaction.

The Special Committee of the Board of Directors
NGM Biopharmaceuticals, Inc.
February 25, 2024

Our opinion and any materials provided in connection therewith do not constitute a recommendation to either the Special Committee or the Board of Directors of NGM (the “Board of Directors”) with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Shares as to whether to tender any such shares pursuant to the Offer or how to act in connection with the Transaction or otherwise. Our opinion does not address the Special Committee’s or the Board of Directors’ underlying business or financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for NGM, the financing or funding of the Transaction by Parent or the effects of any other transaction in which NGM might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price and the Merger Consideration to be received by the holders of Shares (other than (i) Shares owned by NGM immediately prior to the effective time of the Merger, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the effective time of the Merger, (iii) Appraisal Shares (as defined in the Agreement) and (iv) Rollover Shares) pursuant to the Agreement to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Transaction) or the Agreement, (b) the agreements with the Rollover Stockholders relating to the Rollover Shares or (c) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of NGM. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any NGM’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price and the Merger Consideration or otherwise.

Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price and the Merger Consideration to be received by the holders of Shares (other than (i) Shares owned by NGM immediately prior to the effective time of the Merger, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the effective time of the Merger, (iii) Appraisal Shares (as defined in the Agreement) and (iv) Rollover Shares) are fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Guggenheim Securities, LLC

GUGGENHEIM SECURITIES, LLC